Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502

Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

September 29, 2017

VIA EDGAR

Re:	National Vision Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on August 28, 2017
CIK No. 0001710155

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of National Vision Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the above-referenced Draft Registration Statement in response to the Staff’s comment letter, dated September 20, 2017 (the “Comment Letter”), and to otherwise update the Company’s disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 29, 2017

General

1.
If you do not believe that the material cited from Haynes and Company and The Vision Council is “expertised” material as contemplated by Rule 436, please tell us why you have obtained consents from these entities.

The Company advises the Staff that, as a business relationship matter, it obtained permission from each of Haynes and Company and The Vision Council for use of their respective data in the Registration Statement, as that data is not publicly available. The Company supplementally provided to the Staff copies of these permissions under separate cover on August 28, 2017.  The Company respectfully submits to the Staff that the permissions obtained by the Company from such entities were not intended to constitute “consents” pursuant to Rule 436 of the Securities Act and that obtaining such permissions is unrelated to a determination as to whether a consent is required to be obtained and filed under Rule 436.  For the reasons previously discussed, the Company maintains that Haynes and Company and The Vision Council are not “experts” for which consents would be required to be filed pursuant to Rule 436.

Use of Proceeds, page 45

2.
We note your response to prior comment 20. Expand the disclosure in the fourth paragraph on page 45 to state, if material, the portion of the outstanding principal balance held by investment funds or accounts managed or advised by the global credit business of KKR & Co.

The Company advises the Staff that the portion of the outstanding principal balance of its first lien term loans held by investment funds or accounts managed or advised by the global credit business of KKR & Co. is not material.  As of June 30, 2017, less than 1% of the outstanding principal balance of the Company’s first lien term loans was held by such entities.

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page F-35

3.	We note your response to comment 35 that you have concluded your eyeglasses and contacts are finished prescription eyewear and are similar products. Please address the following:

•	Tell us whether eyeglasses and contacts have similar gross margins and if they have similar trends in revenue.
•	Tell us if your CODM reviews disaggregated revenue and gross margins for eyeglasses and contacts.
•	Explain whether eyeglasses and contacts have different inventory obsolescence risks considering that contacts have expiration dates.

Securities and Exchange Commission	September 29, 2017

•	Describe the differences between the manufacturing of finished prescription eyeglasses and the prescription contact lenses that you sell.
•	Describe the differences in marketing between eyeglasses and contacts.

Alternatively, please revise the filing to provide the disclosures described in ASC 280-10-50-40 and Item 101(c)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure to separately present product revenues for eyeglasses and sunglasses, contacts, and accessories and other on page F-36 of the Registration Statement to provide the disclosures described in ASC 280-10-50-40 and Item 101(c)(1)(i) of Regulation S-K.

Note 4. Stock Incentive Plan, page F-45

4.	We note that you issued 875,000 stock options during the six months ended July 1, 2017. Please tell us how you determined the fair value of your common stock underlying the equity instruments issued.

The Company made four stock option grants during the six months ended July 1, 2017 as summarized in the table below.  The Company advises the Staff that the fair value of the common stock underlying the options issued at each grant date was in each case determined by the Company’s Board of Directors based upon a semi-annual valuation provided by an independent third-party valuation firm.

The valuation process performed by the third-party valuation firm takes into account both the income and market approach to valuation.  The income approach projects enterprise value ranges based on the net present value of projected cash flows, which are provided by the Company’s management, while the market approach estimates enterprise value ranges based on trailing and projected EBITDA and revenue multiples for five comparable companies.  The Company’s enterprise value ranges are based on an average of the two approaches.  Debt is subtracted and cash is added to the enterprise value to calculate equity value ranges.  The fair value ranges are based on the equity value ranges less a marketability discount (10% for the low end and 0% for the high end of the range).  The third-party valuation firm presents the Company with both the fair value range and its overall conclusion on the fair value of equity per share, which is the midpoint of the fair value range.  In setting the fair value for each grant, the Company’s Board of Directors also takes into consideration whether any material developments have occurred subsequent to the valuation process that may result in the grant date fair value being different from the midpoint of the fair value range contained in the most recent third-party valuation.  For each of the grants summarized in the table below, the fair value approved by the Board was equal to the midpoint of the fair value range provided by the third-party valuation firm.

The stock options issued by the Company during the six months ended July 1, 2017 are summarized below:

Grant Date	Options Issued	Option Price	Valuation Date
March 20, 2017	125,000	$6.06*	October 20, 2016

April 13, 2017	100,000	$7.66	April 7, 2017

May 16, 2017	200,000	$7.66	April 7, 2017

June 5, 2017	450,000	$7.66	April 7, 2017

Total	875,000

* Based on an October 20, 2016 fair value of $7.57, as adjusted by $1.51 for the Company’s dividend on February 2, 2017.

Exhibits and Financial Statement Schedules, page II-4

5.
We note that you filed a request for confidential treatment for portions of exhibits to your draft registration statement. We will provide any comments on your request separately. The resolution of these comments may involve additional revisions to your disclosure.

The Company acknowledges the Staff’s comment and will review and respond to any comments on its confidential treatment request when received.

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Securities and Exchange Commission	September 29, 2017

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.
Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman
cc:	Securities and Exchange Commission
Tom Jones
Tara Harkins
Kevin Kuhar

National Vision Holdings, Inc.
Mitchell Goodman

Latham & Watkins LLP
Marc Jaffe
Ian Schuman